CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-120339 of Dominion Resources, Inc. on Form S-4 of our reports dated February 26, 2004 (which reports expressed an unqualified opinion and included an explanatory paragraph as to changes in accounting principles for: asset retirement obligations, contracts involved in energy trading, derivative contracts not held for trading purposes, derivative contracts with a price adjustment feature, the consolidation of variable interest entities, and guarantees in 2003; goodwill and intangible assets in 2002; and derivative contracts and hedging activities in 2001), appearing in the Annual Report on Form 10-K of Dominion Resources, Inc. for the year ended December 31, 2003, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

Richmond, Virginia

November 30, 2004